

February 1, 2012

<u>Via e-mail</u>
Mr. Michael Scarpa
Chief Financial Officer
The Talbots, Inc.
One Talbots Drive
Hingham, MA 02043

  Re: **The Talbots, Inc.**
    Form 10-K for the Fiscal Year Ended January 29, 2011
    Filed March 30, 2011
    Correspondence submitted January 20, 2012
    File No. 001-12552

Dear Mr. Scarpa:

  We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 29, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

<u>Critical Accounting Policies, page 40</u>

<u>Goodwill and Other Intangible Assets, page 42</u>

1. We note in your response to comment one of our letter dated January 6, 2012 that you have concluded that each store is not a business, but instead is effectively a leased space with a sales team. We further note that discrete financial information is available for each store, in the form of the level of 4-wall profit (loss), and that you measure and evaluate such information on a store-by-store basis for the purpose of conducting your

store rationalization plan. It appears to us that you are currently operating each individual store as a business. In this regard, it appears to us that your stores currently consist of inputs and processes applied to those inputs that are used to create outputs. Please tell us how you considered the current operations of your stores in your conclusion that your individual stores do not constitute a business.

2. We note in your response to comment one of our letter dated January 6, 2012 that the lack of significant inputs and processes would require a purchaser to invest significantly to replace the inputs and processes in order to operate a business. Please tell why your response contemplates a scenario in which the current inputs and processes that you currently apply to those inputs no longer exist. Also tell us whether a market participant would be capable of acquiring the stores and continuing to produce outputs by integrating their own inputs and processes. Refer to ASC 805-10-55-5 and 55-8.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining